Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Regal Entertainment Group:

We consent to the use of our report dated March 2, 2015, with respect to the consolidated balance sheets of Regal Entertainment Group and subsidiaries as of January 1, 2015 and December 26, 2013, and the related consolidated statements of income, comprehensive income, deficit, and cash flows for each of the years in the three-year period ended January 1, 2015, and the effectiveness of internal control over financial reporting as of January 1, 2015, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Knoxville, Tennessee
August 27, 2015